Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

December 12, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq., Senior Counsel

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), as initially filed with the Commission on October 10, 2012 and amended on April 12, 2013, August 2, 2013 and November 6, 2013, respectively. We are delivering clean and marked courtesy copies of the Amendment to Larry Greene of the Commission.

Set forth below are the Fund’s responses to comments given by telephone conversations (the “Comments”), on December 2, 2013 with Larry Greene; and on December 6, 2013 with Larry Greene (by voicemail) (the foregoing personnel of the Commission are referred to herein as the “Staff”). For convenience, we have summarized and incorporated into this response letter the Comments. Page number references in our responses correspond to the marked copies of the Registration Statement. Defined terms used herein but not defined will have the meanings used in the Registration Statement.

1.	Comment: The Fund indicates that it is an interval fund in the Registration Statement, but in Response Number 4 to the correspondence filed with the Staff on November 6, 2013, the Fund refers to compliance with Rule 23c-1. Please clarify your response.

Response: The Fund is an interval fund that will conduct periodic repurchases Fund in compliance with Rule 23c-3 of the 1940 Act. The reference to “23c-1” was a typographical error.

2.	Comment: Does the Fund’s underwriter need to file anything with, or have the Registration Statement reviewed by, FINRA?

Response: No. Pursuant to FINRA Rule 5110(b)(8)(C), offerings of securities of any closed-end investment company that (i) makes periodic repurchase offers pursuant to Rule 23c-3(b) under the 1940 Act; and (ii) offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C are exempt from the filing and review requirements of that Rule. Since the Fund is a closed-end investment company that will make periodic repurchase offers pursuant to Rule 23c-3(b) and offer its Shares pursuant to Rule 415(a)(1)(xi), the Fund is exempt from the filing and review requirements of FINRA Rule 5110.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

December 12, 2013

3.	Comment: Please add a risk factor to the Registration Statement that warns investors of the risk of the worldwide recession and the potential effects of a slow economic recovery.

Response: We have revised the Registration Statement on page 44 of the Prospectus in accordance with the Staff’s comment to add a risk factor that warns investors of the risk of the worldwide recession and the potential effects of a slow economic recovery.

4.	Comment: Please refrain from using all-capitalized letters in the Registration Statement, and to replace any such blocks of text with sentence-case letters in bold formatting.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

5.	Comment: There are generic references in the Registration Statement to “private growth companies.” Please explain in greater detail the nature of the issuers whose securities would be listed on the SharesPost 100 and purchased by the Fund.

Response: We have revised the Registration Statement throughout in accordance with the Staff’s comment.

6.	Comment: The Fund describes the SharesPost 100 as a list that “includes” companies traded on the SharesPost Trading Platform. Please clarify and expand the disclosure to provide more detail on the composition of the SharesPost 100.

Response: The SharesPost 100 is a list compiled by the Investment Adviser that consists primarily of companies whose securities are available on the SharesPost Trading Platform. We have revised the Registration Statement on pages ii, 6, 34 and 47 of the Prospectus to clarify and expand the disclosure.

7.	Comment: The Fund makes references in the Registration Statement to the Investment Adviser using the SharesPost 100 as a “guideline” for investing. Please clarify how the Fund will invest in light of its 80% Investment Policy.

Response: We have revised the Registration Statement throughout in accordance with the Staff’s comment to remove references to “guidelines” and to clarify the details of the SharesPost 100 80% Investment Policy.

December 12, 2013

8.	Comment: The Fund states that it has “no obligation” to sell securities of Portfolio Companies that have been removed from the SharesPost 100. This gives rise to the implication that all of the Fund’s Portfolio Companies could be removed from the SharesPost 100 and the Fund would still be in compliance with the SharesPost 100 80% Investment Policy. Please clarify.

Response: We have revised the Registration Statement throughout in accordance with the Staff’s comment to clarify that the Fund will sell Portfolio Company securities if and to the extent necessary to comply with the SharesPost 100 80% Investment Policy within a reasonably practicable period of time after the removal of a Portfolio Company from the SharesPost 100 causes the Fund to be out of compliance with the SharesPost 100 80% Investment Policy.

9.	Comment: Please clarify that the 85% investment intention and the 80% investment policy floor are measured in respect of the value of the Fund’s assets, not in the number of companies in which it will invest.

Response: We have revised the Registration Statement on pages ii, 9 and 36 of the Prospectus in accordance with the Staff’s comment to clarify that the aforementioned percentages reflect the value of the Fund’s assets, and not the number of companies in which it is permitted or expects to invest.

10.	Comment: When referring to the Fund’s Fundamental Concentration Policy, please replace the word “sector” with language in conformity with Sections 8 and 13 of the 1940 Act.

Response: We have revised the Registration Statement on pages 11, 37 and 41 of the Prospectus and page 3 of the SAI in accordance with the Staff’s comment.

11.	Comment: Please confirm that the Fund will comply with the liquidity requirements of Rule 23c-3(b)(10).

Response: We hereby confirm that the Fund is aware of and will comply at all times with the liquidity requirements of Rule 23c-3(b)(10).

12.	Comment: In the Prospectus Summary under the heading “Potential Benefits of Investing in the Fund”, please remove the reference to the SharesPost website, as such cross reference may cause information on the website to be incorporated by reference.

Response: We have revised the Registration Statement in accordance with the Staff’s comment to remove the reference to the SharesPost website.

13.	Comment: In the Prospectus Summary under the heading “Potential Benefits of Investing in the Fund”, the sentence beginning “With active portfolio management, the Fund expects to achieve a balanced portfolio...” is confusing and should be removed.

Response: We have revised the Registration Statement on page 17 of the Prospectus in accordance with the Staff’s comment to remove the aforementioned sentence.

December 12, 2013

14.	Comment: In the Prospectus Summary under the heading “Fees”, there is a reference to the NAV of the Fund being determined by subtracting the Fund’s liabilities from the “fair market value” of its assets. Do concepts like fair market value apply in the context of the Fund’s investment objectives?

Response: The Fund believes that the securities of private issuers have fair market values and that the Fund’s robust valuation policies and procedures are sufficient to measure such fair market values on a daily basis. Consequently, we believe the reference to “fair market value” in the description of the calculation of the Fund’s NAV is accurate and appropriate.

15.	Comment: In the Prospectus Summary under the heading “Borrowing”, the Fund discloses that it will not borrow or issue preferred shares during its first 12 months of operations. According to Form N-2, the Fund is required to give an example of the effects of leverage and provide information in a tabular format in accordance with the Form instructions. Please update accordingly or clarify why the information may be left out of the Registration Statement.

Response: As the Fund discloses in the Prospectus, while it intends to have the option to borrow after the first 12 months of operations, such borrowing, if any, is anticipated to be used to satisfy repurchase requests from Fund Shareholders and otherwise to provide the Fund with temporary liquidity. The Fund does not intend to enhance returns through leverage. In addition, with respect to the Form N-2 instructions regarding disclosure of the effects of leverage (Item 8(3)(b)), we believe the disclosure and table described in such Form section are only required to be added to the Registration Statement if the Fund has outstanding or is offerings a class of senior securities at the time of the offering of Fund Shares. The Fund has neither a class of senior securities outstanding, nor is it offering senior securities, so we respectfully believe that this disclosure is inapplicable to the Fund.

16.	Comment: The disclosure in the Prospectus provides that the Fund can “suspend sales and purchases” of its Shares. However, according to the Prospectus cover page, the Fund is offering its Shares pursuant to the provisions of Rule 415 under the Securities Act, which would not permit the suspension of purchases. Please clarify that the Fund may only suspend sales and not suspend purchases of its Shares.

Response: We have revised the Registration Statement on pages 24 and 64 of the Prospectus in accordance with the Staff’s comment to delete references to suspensions of purchases of Fund Shares.

December 12, 2013

17.	Comment: Under “Summary of Fund Expenses”, line item “Total Annual Expenses”, please change the word “waive” to “reduce”.

Response: We have revised the Registration Statement on pages 20, 31, 32 and 63 of the Prospectus in accordance with the Staff’s comment.

18.	Comment: Under “Summary of Fund Expenses”, footnote 1, please disclose whether purchases of Fund Shares through the Fund’s exchange mechanism will be subject to sales loads.

Response: Purchases of Fund Shares through the Fund’s exchange mechanism will not be subject to sales loads. We have revised the Registration Statement on page 31 of the Prospectus to reflect the foregoing. Please note that this disclosure is already included on pages 35, 64 and 68 of the Prospectus.

19.	Comment: The Prospectus provides that “In some cases, the Investment Adviser may determine that investing in one or more of the companies on the SharesPost 100 would not be in the best interest of the Fund.” Could there be a case where the Fund owns zero companies traded on the SharesPost 100?

Response: No. The Fund’s investment program is subject to its 80% Investment Policy, and we have revised the disclosure on pages ii, 6, 10, 34 and 37 of the Prospectus to clarify the same.

20.	Comment: The Prospectus provides that “the Fund may change any of its policies, restrictions, strategies, and techniques if the Board of Trustees believes doing so is in the best interest of the Fund and the Shareholders; provided that the investment objective of achieving capital appreciation may not be changed without a Shareholder vote as described above with respect to other fundamental policies.” Please specify where the description of Shareholder votes on changes to the Fund’s fundamental policies can be located in the Registration Statement.

Response: The voting procedures of Shareholders required to approve a change in one of the Fund’s fundamental policies is located in the SAI on page 2. We have revised the Prospectus on pages i, 3, 33 and 38 to reflect the foregoing and to further clarify that the Fund’s investment objective of achieving capital appreciation is a fundamental policy.

21.	Comment: The risk factor that begins “We may be limited in our ability to make follow-on investments…” indicates that the Fund may “exercise warrants, options or convertible securities that were acquired in the original or subsequent financing”. However, elsewhere in the Prospectus the Fund indicates that it will purchase only common and preferred equity securities. Please clarify or remove the risk factor.

Response: We have revised the Registration Statement on page 42 of the Prospectus to delete the risk factor, as it is not relevant to this particular offering.

December 12, 2013

22.	Comment: Please add to the Prospectus Summary the sentence on page 39 beginning “The Fund will make investments in the securities of Portfolio Companies the Fund reasonably believes it can readily fair value…”.

Response: We have revised the Registration Statement on pages 4 and 34 of the Prospectus in accordance with the Staff’s comment.

23.	Comment: In the risk factor beginning “There are significant potential conflicts of interest…”, last paragraph, please fix the typographical error in the middle of the paragraph (i.e., (2) should be (ii)).

Response: We have revised the Registration Statement on page 50 of the Prospectus in accordance with the Staff’s comment.

24.	Comment: In the risk factor beginning “Our Board of Trustees may change our non-fundamental investment policies…”, please clarify to indicate that changes to the SharesPost 100 80% Investment Policy will require notice to the Shareholders at least 60 days in advance of such policy in accordance with the 1940 Act.

Response: We have revised the Registration Statement on page 51 of the Prospectus in accordance with the Staff’s comment.

25.	Comment: In the section of the Prospectus entitled “Quarterly Repurchase of Shares”, subheading “Repurchase Amounts”, please clarify the language to reflect the Fund’s fundamental policy to offer for repurchase 5% of the Shares outstanding on a quarterly basis.

Response: We have revised the Registration Statement on page 71 of the Prospectus in accordance with the Staff’s comment.

26.	Comment: The Form N-2 instructions (Item 18(17)) require that the Registration Statement include disclosure of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund. Please confirm that this required disclosure has been included in the Registration Statement.

Response: We hereby confirm that the required disclosure has been included in the SAI on pages 4 and 5. We have revised the SAI on page 5 to clarify which disclosure is responsive to the Form instructions.

December 12, 2013

27.	Comment: The Staff notes the Fund’s response to the Staff’s Comment Number 4 in the Correspondence filed with the Commission on November 6, 2013. Please disclose in the Registration Statement that the potential exchange by the Fund of Fund Shares for private company shares of a prospective investor will be made only to the extent that the Fund is able to do so in accordance with Regulation M.

Response: We have revised the Registration Statement on page 35 of the Prospectus in accordance with the Staff’s comment to disclose that that the potential exchange by the Fund of Fund Shares for private company shares of a prospective investor will be made only to the extent that the Fund is able to do so in accordance with Regulation M.

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf                         .

Daniel I. DeWolf

cc:	SharesPost 100 Fund (Mr. Sven Weber)